Exhibit 99.1

ATIF Holdings Limited Announces 5 for 1 Reversed Stock Split

Los Angeles; CA August 19, 2021 (NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting and multimedia services in Asia and North America, today announced that on August 12, 2021, the Board of Directors of the Company approved a reverse stock split (the “Reverse Split”) of its authorized, issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares currently authorized and issued is combined into one (1) share. Shareholders otherwise entitled to receive a fractional share as a result of the Reverse Split will receive a whole share in lieu of such factional share. In connection with the Reverse Split, a vote of the shareholders of the Company is not required and as such, no shareholder vote or meeting of shareholders will be held.

The Reverse Split will be effected by filing amendments to the Company’s Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands. The Company intends to file the amendments with the Registrar of Corporate Affairs of the British Virgin Islands on August 27, 2021, and it is anticipated that the ordinary shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis when the market opens on August 30, 2021.

The Company is effecting the Reverse Split in order to maintain its listing on The Nasdaq Stock Market (“Nasdaq”). As previously disclosed, on July 26, 2021, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. We believe that the proposed Reverse Split will assist the Company in regaining compliance under the Nasdaq Listing Rules.

Both before and after the Reverse Split, the Company is and will be authorized to issue 100,000,000 ordinary shares and per share par value will be $0.005. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 45,806,952 to approximately 9,161,390.

Shareholders holding certificated shares will receive information from Transhare Securities Transfer and Registrar regarding the process for exchanging their stock certificates. Shareholders who hold their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

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About ATIF Holdings Limited

Headquartered in Los Angeles, California, ATIF Holdings Limited (“ATIF”) is a holding group with asset management, investment holding and online financial information business and provide business consulting services to small and medium-sized enterprises in Asia and North America. ATIF operates an internet-based financial information service platform IPOEX.com, which provides prestige membership services including market information, pre-IPO education, IR media and matchmaking services between SMEs and financing institutions. ATIF’s investment holding business is to provide going public consulting, M&A consulting and financial consulting services to SMEs. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, including but not limited to that ATIF will be able to maintain its listing on The Nasdaq Stock Market, are not a guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

Media contact:

Anna Huang

+86-139-2726-7157

anna@atifchina.com